Exhibit 77I(i)
Effective March 31, 2017 the Registrant established Class T shares of the Loomis Sayles Global Equity and Income Fund,
Loomis Sayles Growth Fund, Loomis Sayles High Income Fund,
Loomis Sayles Investment Grade Bond Fund, Loomis Sayles
Limited Term Government and Agency Fund, Loomis Sayles
Strategic Income Fund and Loomis Sayles Value Fund.